Exhibit 3.1

ARTICLES OF INCORPORATION
OF
PCB BANCORP,
as amended
February 13, 2014 and May 23, 2019

ARTICLE I

The name of this corporation is: PCB Bancorp.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The name and address in this state of this corporation’s initial agent for service of process is Mr. J.C. Chang, President and Chief Executive Officer, Pacific City Bank, 3701 Wilshire Boulevard, Suite 100, Los Angeles, California 90010.

ARTICLE IV

The corporation shall have authority to issue seventy million (70,000,000) shares, divided into two classes, as follows: sixty million (60,000,000) shares of common stock having no par value per share (“Common Stock”); and ten million (10,000,000) shares of preferred stock, having no par value (“Preferred Stock”).
The Preferred Stock may be issued from time to time in one or more series. The board of directors is authorized to designate and to fix the number of shares of any such series of Preferred Stock and to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock. The board of directors, within the limits stated in any resolution of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.
The corporation shall from time to time in accordance with the laws of the State of California increase the authorized amount of its Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance shall not be sufficient to permit conversion of the Preferred Stock.

Exhibit 3.1

Immediately upon the filing of this Amendment to the Articles of Incorporation, each three (3) outstanding shares of this corporation’s common stock will be exchanged and combined, automatically, without further action, into one (1) share of common stock. No fractional shares shall be issued. Each holder of shares of Common Stock who would otherwise be entitled to receive a fractional share shall be paid cash in lieu of such fractional interests based on the fair market value of such fraction of a share as determined by the Board of Directors as of the effective time of the reverse stock split.

ARTICLE V

(a)    The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

(b)    The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through Bylaw provisions, agreements with agents, vote of the shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject only to the applicable limits set forth in Section 204 of the Corporations Code with respect to actions for breach of duty to the corporation and its shareholders. The corporation is authorized to obtain, maintain and pay premiums for insurance covering the liability of its agents (as defined in said section 317) to the fullest extent permissible under the Corporations Code and other applicable law.

(c)    Any amendment, repeal or modification of any provision of this Article V shall not adversely affect any right or protection to an agent of this corporation existing at the time of such amendment, repeal or modification.

Dated:	May 23, 2019

/s/ Henry Kim
Henry Kim
President and CEO

/s/ Timothy Chang
Timothy Chang
Corporate Secretary